Amer Group Plc

STOCK EXCHANGE ANNOUNCEMENT 1(1)
February 10, 2005 at 2.00 pm

AMER GROUP PLC: FRANKLIN'S HOLDING IN COMPANY EXCEEDS 5%

Pursuant the Finnish Securities Market Act (Section 2:9), Amer Group Plc has been notified that the total number of shares held by the mutual funds and separate accounts managed by the affiliated investment adviser of Franklin Resources Inc. represents 5.14% of the Company's share capital and voting rights.

Amer Group's capital consists of 71,419,860 shares in issue.

AMER GROUP PLC
Communications


05005981

Ms Maarit Mikkonen
Communications Manager

DISTRIBUTION:
Hex Helsinki Exchanges
Major media


THOMSON
FINANCIAL